510 Burrard St, 3rd Floor
Date: April 14, 2014	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: WESTERN COPPER AND GOLD CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 13, 2014
Record Date for Voting (if applicable) :	May 13, 2014
Beneficial Ownership Determination Date :	May 13, 2014
Meeting Date :	June 24, 2014 Thurlow Room
Meeting Location (if available) :	1111 W. Georgia Street Vancouver, B.C.
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	95805V108	CA95805V1085

Sincerely,

Computershare
Agent for WESTERN COPPER AND GOLD CORPORATION